

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 17, 2008

Mr. Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

      Re: Career Education Corporation
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed February 28, 2008
           File No. 000-23245

Dear Mr. Graham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director